EXHIBIT 99.8

Infosys Technologies

CNBC - Board Room

April 14, 2006

Udayan

Welcome back, it is time for the Infosys Board Room, and the most important quarter of the year because this is when they share their outlook for the full year. So far we are happy with the guidance and the market we think we will be happy with what you have said for the revenue and profits for FY2007. Nandan Nilekani, Mohandas Pai, S. Gopalakrishnan, and Balakrishnan join us, who is the new CFO by the way. Mohan stepping down as CFO and is now going to take on the HR mantle, so he remains a Board Member and becomes head of HR for Infosys. Thanks once again very much for joining in.

It seems to us like fairly aggressive guidance because it is high in percentage terms than what you said last year to begin with and on a higher base. Are you feeling more confident [inaudible] industry?

Nandan Nilekani

Well, let me not be relative, but I think fundamentally we think there is, the market is poised for growth. There is going to be robust IT spending. I think we have a excellent position in terms of our brand, the kind of clients we have, and I think, when we look at the outlook and in terms of business coming from all our customers, I think 28-30% growth in dollar terms, which comes to about 29-31% growth in rupee terms for the full year looks achievable.

Udayan

Has there been a subtle shift, because last year we started with about 26% revenue guidance and we [inaudible] close to 33 to 34%, a big gap between what you set out to achieve and what you have achieved, this time have you made any conscious shift in the management that you want to be closer to your guidance or you are as conservative as you were last year?

Nandan Nilekani

No, at this point in time when we look at the deal flow, when we look at the growth happening in our clients, when we look at our supply chain, this is the number we are comfortable with.

Udayan

Mohan, this quarter's numbers, operating margins have come down quite a bit, can you explain why operating margins were down in this quarter and whether it will still be the same in FY07 as well?

Mohandas Pai

It is just the impact of the rupee movement Udayan. Last quarter we had an average rupee-dollar rate of 45.3, this quarter we have got an average rupee-dollar rate of 44.22, people mistake the quarter end rupee for the average rupee for the year. Last quarter we had an operating profit by 10 million dollars primarily because the rupee depreciated, and this quarter we got a hit of about 1.3% of revenues, close to 10 million dollars again because average rupee appreciated. And two, we had increase in depreciation charges by 0.8% because we have as you know aggressively spent money, we have spent more than 1000 crores on capex this year, and the capitalization and the depreciation on that has taken a toll on profits. And the overall level the decrease in the operating profit because the rupee has been made good in the non-operating income because last quarter we had 12 million dollar hit there, this quarter we got a hit for about 3 million dollars or so, and that has come good. So overall I think that we are in good shape, and this is not something that is worrisome because as per our current policy if the rupee depreciates, we see an increase in operating profits, and the hedging impact will come below the line, and other way will be obviously different.

Female Correspondent

Nandan, what has changed since you stepped into FY07 versus FY06, can we generally see more volume growth coming or has supply side issues got eased out a bit?

Nandan Nilekani

Yeah, I think first of all we are seeing robust demand. So I think the IT sector is poised for [inaudible] we have a great list of marky customers, all of them are planning to increase their spends on IT. So we are well positioned to take advantage of that. I think the Infosys brand has become stronger than ever, it has become very well known in the world and maybe identified with this whole trend. So I think, on the supply side I think we are totally in place to deal with the growth and you know that we are also looking at hiring 25,000 gross in the coming financial year. So that is also in place. So I think supply side is in place, the training is in place, the business is in place, and all these things together give us the confidence that we can go for 28-30% growth.

Female Correspondent

When can the margins stabilize, I mean, because I have seen 3 quarters were they have been issues with forex [inaudible].

Nandan Nilekani

I think if you look at the whole we have margin of 25.6 compared with the same period last year. I think overall the margins are stable. We don't see an impact on the margins because of this. It is a normal accounting issue. It is a normal matter that happens because of the hedging techniques that we use. We mark to market every quarter, we don't use [inaudible] revenues, every quarter we do it at the month end rate or the quarter end rate and that has an impact, and the hedging impact flows down the line, and these are normal matters.

Udayan

Kris, what are you hearing on FY07 from your large customers, top 10 customers. There have been apprehensions of some delivery related execution related issues, have those cleared off completely in FY07 for the visibility?

Kris Gopalakrishnan

If you look at the number of customer addition, we have added 38 customers in this quarter. The number of 50-million dollar clients have gone from 7 to 9. We have 221 clients who have given us revenues of more than million dollars. So, you know, from the customer viewpoint there is a strong signal that they want to increase offshore business. So clearly the momentum is there. As Nandan said, the brand recognition is becoming much better today, and supply side issues taken care of. Now regarding the quality of the deliverable, etc we did a customer survey this year as we do every year, and in spite of the growth etc. actually the satisfaction levels have gone up this year, and we have worked very hard to make sure that our customers are happy and satisfied.

Udayan

Nandan, there have been a few large deals in the last couple of quarters, do you expect that to be the trend for the coming year as well, any large deals that you will participate in, and what ramifications does it have on margins and pricing specifically?

Nandan Nilekani

Let me clarify, first of all this guidance we have given of 28-30% growth is not assuming large deals. This is the guidance of the business that we can see in the [inaudible] things. Second is that we believe that we are in a market where there is a strong demand, and in general when you have strong demand then you need to optimize your supply side to ensure that you take that part of the market which delivers the maximum value to you as a company as well as builds long term relation with the clients. So you know we are not really in favor of locking up huge supplies at lower prices in that which at the same time we are steadily pursuing. So we think that the overall demand is what we should aim at.

Female Correspondent

when pricing increase Nandan because the volume [inaudible] the concern for a lot of analysts is that net increase [inaudible

Nandan Nilekani

If you look at the revenue productivity, in this quarter, it has gone up by 0.7% on a blended basis. So there is increment in the revenue productivity. It is normally about prices kicking in. So I think prices, see if somebody wants to go and sign up a huge deal at really abysmal prices that is a choice that they can make, but our view is that there is enough demand at good prices for us to get the growth and keep the margins and get the top line and bottom line that we have committed in our guidance.

Female Correspondent

So it is not necessary that you are looking at a bigger size deal it might be smaller buckets but the revenue would be bigger .

Nandan Nilekani

A 28-30% growth for the next quarter does not assume large deals.

Udayan

Bala, what is the EPS guidance for next year in terms of operating margins, and what is your strategy with the rupee, the foreign exchange management and the [inaudible].

Balakrishnan

See, we have given a guidance of 28-30% growth in dollar terms. We are assuming the rupee rate to be stable when we gave the guidance because we normally take the year end rate and give the guidance. We have assumed 44.48 for the dollar in the guidance. We are assuming the prices to be stable. We have not factored in any increase in prices in our guidance. I think on the margin side, we are assuming the margin to be stable for the next year. The growth in EPS is slightly lower than the growth in revenue, that is mainly because in US GAAP because of the stock option charge which we have take of around 4 million dollars for next year, and the increased dilution because of the ESOPs, otherwise I think the margin is stable and the EPS growth and the revenue growth almost matches each other except for this.

Udayan

Mohan you are new head of HR now, so the HR questions must go to you. We have read a few investment banking reports suggesting that you have some middle management issues at Infosys, can you clarify on that?

Mohandas Pai

I think the report came out of a misunderstanding of the data that we have given them and misreading of the data. The same investment bank has given a further report clarifying the matter. We hire people as per a particular ratio. We have ratio of senior project managers to project managers to developers, and the ratio has been maintained consistently for the last three-four years. We see that in fiscal 2002 and 2003 there was less hiring because industry was [inaudible], and obviously these people are now coming here into the three to five year bracket in terms of experience, so there is going to be less number of people there, but we have been able to maintain the ratio. For example, in the fourth quarter we had 1250 laterals joining us. In the third quarter 770 people, in the fourth quarter 1250 people. So the [inaudible] strong. We ended the year with 52700 people and we have adequate number of people to make sure that we deliver results.

Female Correspondent

Any concerns in the utilization levels, Mohan is it within the top 10 in terms of your middle management?

Mohandas Pai

See, the middle management issue has been a issue for the whole industry for the last 12 years, the reason is that as you diversify, get into many more verticals, get into more complicated projects, you need the person with the right skill at the right time, people who will be doing projects. I think the industry has grown 30% a year for the last so many years that obviously we could do with more middle management, but for our business we have adequate members and adequate people with experience, and as we go along with certification programs, we are training people in certain skills, in domain expertise. We have 2500 MBAs in the firm. We have 500 chartered accounts in the firm. We have possibly about 42000 engineers. So in terms of people it is an extremely rich intellectual base and human capital that we have created and I think we are in good shape.

Female Correspondent

[inaudible].

Udayan

Mohan how come you are stepping down as CFO and taking on HR and passing the mantle to Bala?

Mohandas Pai

Well I have been [inaudible] and CFO for the last 12 years, and I think at this point of time it is best to hand over the charge to a person who is much younger, more enthusiastic hopefully. That means, I am sure he is better than me, and he will do well, and I think this is an important thing because as leaders we have an obligation to make sure we create successors for us. As leaders we have a duty to discharge, to make sure that we hand over what we do to people who are much better than us to [inaudible] at the right time so they too have a fairly long term to show their talent, and I think it is the right time and I am very happy, and Bala is an extraordinary person. People know him in the market place. People know him, our clients know him, our employees know him, and I am very happy about this.

Udayan

Mohan, Nandan, before you go, how do you see the year progressing in terms of deal spread out, your first quarter guidance is conservative, do you expect the growth that you are guiding to be more back ended for the year?

Nandan Nilekani

I think we have given a first quarter guidance of about 6.1% in dollar terms. I think it is just that, we think that it is not going to be unusual in that sense. I think the signal that we are getting from lot of our top clients is that we are going to have, they are [inaudible] to increase the spending both on the non-discretionary side as well as on the discretionary side. lot of new projects. So I think it is going to be the usual, nothing unusual about the spread over the quarters.

Udayan

You are feeling more or less confident, because you guidance on a larger base is bigger in percentage terms, surely must be feeling more optimistic about the year than you were feeling last year.

Nandan Nilekani

Let me put it this way, based on the business that we are seeing we are willing to commit a guidance of 28-30% in dollar base on a base of 2.15 billion dollars, that is correct.

Udayan

Your Anniversary, happy 25 th anniversary_to you Nandan Thanks very much for joining in.

Nandan Nilekani

Thank you.

Udayan

We will come back after the break, the rest of the management team will join us. We have not spent much time with Kris and Bala, time to do that when we come back after this break in less than a minute. Lots of issues to talk about when we come back.

Welcome back you are still watching the Infosys Board Room, and we have Mohandas Pai and S. Gopalakrishnan. S. D. Shibulal joins us now for more perspective on what they are going to expect or you can expect from Infosys in FY07. In case you have joined in late, they are guiding between 26-28% bottom line growth and about 28 to just under 31% revenue growth in rupee terms for the next year. Mohan, before we go any further one quick clarification on Progeon. Are you in talks with Citi Group to buy out....

Mohandas Pai

Yeah, we are in discussion with Citi Group. We have been discussing for sometime, we are in discussion, because as per the original agreement [inaudible] so we are in discussion with them.

Udayan

Any sense of what valuations you could the buy the stake at?

Mohandas Pai

Well, I cannot talk about what is the happening in the discussions, obviously there has to be [inaudible] we will discuss.

Udayan

By this quarter end we will have a decision?

Mohandas Pai

Yes.

Female Correspondent

What is the plan there Mohan do you plan to merge it with yourself, or you looking at listing it separately perhaps as a BPO outfit?

Mohandas Pai

Well we have given by what our clients want, our clients have come back and told us that they want an integrated offering, they want a integrated offering, they want the shelter of Infosys because obviously for a standalone BPO company getting large deals is becoming more difficult, clients want a strong player. We are seeing more of the technology and operations coming together. The intersection of transaction processing and technology is really, it is now focus of attention for most of the global corporations and that is where we both are strong if we work together. So people want an integrated offering, it means that Progeon and Infosys will work together. Progeon will be a subsidiary of Infosys with almost 100%, and it will be standalone entity for the time being as a subsidiary. That is the thinking at this point of time but will be driven by the market place.

Female Correspondent

Just put the sales this time around in to perspective, have the rules of the game changed a little bit competing with MNCs which are also looking at smaller base, plus big companies which are looking at captive centers?

Kris Gopalakrishnan

When a market becomes large, when a market becomes mature, we will always find that there is a combination of everything. If you look at the US, there are captive, in the sense they typically work in-house, they outsource, they outsource large contracts, they outsourcer maybe small contracts, the large contracts are fewer and far in between. So in India also because the size is now large, we will find that there will be captive units. Captive units have to be seen as extension of the IT operation of the client. We will find that there are some small number of large deals, and maybe they will [inaudible] spread all over the place. So that is what is happening in India. We are completing in the large deals, and we are completing in of course the regular business, and many of the captive, you know, the clients who have captive units are our clients also. Companies who have captive units are our clients also. We see a mix of all these things.

Udayan

Shibu, there have been some talks in the market that there has been execution related or delivery related issues with some of your larger clients, are those true are you facing any kind of difficulty, we are experiencing any difficulty from the market place.

S. D. Shibulal

If you look at it, today we have about 4000 projects at a point in time. The complexity of the projects have increased over the period of time. We take very large projects 10-20 million dollars. At any point in time we will have probably 5-10 projects which we consider as high risk projects because of the complexity, availability of skill, and because of requirements, .various reasons. So we continue to manage these projects, we have the highest level of visibility for those projects, and recently what we have done is we have set up a new cell called high risk cell which will look at these projects, identify them early on and prevent them from [inaudible] critical risk projects. So, if you look at the numbers there is no secular change because we run a large number of projects, there will be very small number of projects which requires additional attention and we do that.

Udayan

Are there any kind of air pockets that you are experiencing from [inaudible] because we just spoke to a global analyst who leave it to some sort of skill mismatch which might have led to problems with a few clients?

S. D. Shibulal

As Mohan said, I would want to add to that what Mohan said, if you look at our people today, we have made available experience to all that means today we have a role based environment where we have every role which is identified and competencies are getting built. So if you look at our total organisational competency today it is much higher that it was because we have moved into a role based structure, we have identified competencies for each of these roles, we have certifications in place. So in that sense the organizational competency today is much higher than what it was during the past. [inaudible] at any point in time there will be.., you cannot expect more than 98-99% match, and that 1% is something which we have to manage continuously.

Female Correspondent

Mohan, those large deals have opened up for Indian companies as well as the management do we have the sense of the potential side that can be un-bundled going ahead of the bigger deals?

Mohandas Pai

Well, all of us have read the same reports from a very [inaudible] talked about 100 billion dollars of deals [inaudible], and obviously all of us are going to be invited to bid, let us see what happens. But I would say that the offshore industry is a winner, outsourcing is winner, and there is going to be keener competition between the offshore industry, and obviously we are a large part of offshore industry and obviously we will get higher part of the whole thing. But the general trend in the morning just now, this year we are opening on a very positive note, we see greater demand this year than we started same time last year, and obviously when we go in for large deals we have to look at the economics and make sure that we don't tie up capacity in deals which later may turn out to be not good for you. So obviously we pick and choose what we do and we have a group which does that and we are very careful about that.

Female Correspondent

But you are confident that Infosys would weight its pricing premium for every one of these big deals which you have clinched?

Mohandas Pai

Well, that is what we have tried to do for the last 12 years, and we succeeded, and that is the philosophy now.

Udayan

Kris, some more clarity on this, how Infosys is approaching the large deals because a few of them have been struck by some of your competitors/peers in the last 6 months, have you had a conscious thought of strategy that this is how we approach in terms of pricing, execution, some of these big deals which could open up?

Kris Gopalakrishnan

We have a specialist group called as strategic global sourcing group, which is focussing only on a certain number of large deals, and in every one of them we have [inaudible] based on what are the requirements, you know, for the type of work we look at what is the business we want, you know, what is the portfolio we have today, and we come up with some strategies for each of those deals, you know it is unique to each of those deals, and then we go after them. These are people who have prior experience in managing [inaudible], who have run large deals, and who have managed the implementation or the delivery of those large deals, you know, people with lot of experience.

Udayan

Mohan, do you sense any reluctance now on the part of some of these larger clients who are saying that we can get it at 10-15% lower from say HCL, Patni or TCS or whoever, so we [inaudible] to pay the 10-15% premium that Infosys commands today. Do you see that shrinking at all for the larger deals?

Mohandas Pai

No, we don't see shrinking. For example, in the ABN Amro deal, which is a benchmark deal, we didn't get a good pricing for ourselves. It is just that there are many high quality companies, the two big players in India who are close to 2 billion or more than 2 billion dollars, and obviously they may have a big deal, maybe one or two of them will get a big deal. It becomes upon how they want to compete at that point of time and what is the strategy going forward because if you look at the industry rates in India, each one has got a very distinctive strategy. Our strategy is to go up the value chain, to add value added services to what we do, [inaudible] in terms of technology domain or business domain and become a full service provider. We have made substantial investment. We have grown on a comparative basis for the last five years, possibly the highest growth rate among the majors in India, so we have been successful, and deals is part of the success that we are having. And if you look at the other piece of data, we have one customer with 90-million dollars, and if you take 90x5 that is 450 million dollars. When we won this customer we never went and said we won 400 million dollars or things like that because obviously you go with customer. We have about nine customers who give us more than 50 million dollars of business, and these are all customers who on a 5-year basis could potentially give us 250-300 million dollars of business. So in sort of a way we already have the big deals within, but we grow it organically.

Udayan

Why don't you say [inaudible].

Kris Gopalakrishnan

There is a difference between the type of contracts we sign where upfront we sign for 5 years based on a particular price, whereas here you know, like Mohan said, it is organic, we grow project by project. There is lot more flexibility for the client, of course there is flexibility for Infosys also but it also gives us stability because we are building a long term relationship. So there is a difference.

Mohandas Pai

If you look at it, Udayan, the top 10 clients possibly gave us about close to 600 million dollars of business, right. And if you take a potential 5-year view, even if you multiply by 5, another 3 billion dollars. So it means that 10 clients are giving us 3 billion dollars potentially, I am not saying it is going to happen or whatever it is, but they are big business. So all this talk about big deals going to change the fortune of the industry and going to change the way we did business, you know, we are [inaudible].

Female Correspondent

Shibu, the projects that will be implemented in FY07, is there a greater percentage of the higher margin services coming in as well now?

S. D. Shibulal

If you look at the prices at this point, pricing is continuing to be stable with an upward bias. We have increase of 5-7% in revenue productivity quarter or quarter [inaudible]. And the new contracts are continuing to come at maybe 3-5% above existing contracts Infosys average, and the negotiations which we are doing are also getting us slightly higher rates, so I believe that in FY07 we will continue to have a stable revenue productivity with a slight upward bias.

Female Correspondent

Are you cross selling to different geographies as well and hence maintaining that pricing.

S. D. Shibulal

If we look at the portfolio, if we look at Europe it is definitely earning higher margins and Europe is going up, that means Europe has gone to 25.5% this quarter, which is good sign. If you look at service mix, if you look at the non-ADM services which you have, the ADM service today is about 52 to 53%, application development and maintenance. The other services like enterprise solutions, independent validation and testing, consulting, and system integration these are higher revenue productivity services, so our mix is also going to reach where we have better value realization.

Udayan

Kris, among the top four peers who are bidding for these large projects, do you still have a difference in pricing, does Infosys actually bid for these projects at a premium to some of your other three large competitors?

Kris Gopalakrishnan

See different competitors have different strategies, okay. And in a deal also different companies will go in with different strategies based on where they start from, what is there current business mix they would have, that is how we would look at it. So based on the current business mix, what are the, you know, for example do we have this resource capacity today in excess, then we maybe a little bit more aggressive in that. Having said this, definitely we would like to see ourselves as a premium player in this market because of you know the investments we are making in our people, in our processes, in our systems, the quality initiatives, and the strength of the company, etc., we believe brings additional value from a long term relationship perspective for a client, because we are a long term player. We believe that we bring in less risk, we believe that things can go wrong, but how does a company react to that. Are we able to give them the confidence that 80-90% of the times the projects will be done on time within budget. It is just not the rate, you know, is it maintainable, can the implementation be done on a specified date. There are lot of other factors which go into deciding whether the project is successful. You know, are we able to anticipate the changes and take care of those. So, that is the confidence we have when we go to the client to say, yes, we are a premium player in this market.

Udayan

Mohan, how rate sensitive is this market you think, I mean, the Kris's point is taken, but can you afford to pass on a couple of deals, maybe a billion dollar kind of deals for small change in price because you still pay a premium pricing and refuse to [inaudible]?

Mohandas Pai

I think we still [inaudible] if you look at the global 5, the people who went in for a very aggressive bidding and people who went in for contracts which are very onerous have always suffered. And the trip of the past is [inaudible] right now, and it is still happening to the top 5 globally in the industry. So I think our strategy of making sure that we deliver superior value, we get paid well in return, we can be [inaudible] business, we don't buy deals just to grow at the top line, and we create enough resource in the enterprise to pay our people better, to make sure that we reinvest is a good thing going, and is a good strategy to have. So I [inaudible] business because we happen to be fairly choosy about what we do and how we bid, I don't think so, [inaudible] we are getting our share, we are growing like I said for the last 5 years at possibly the fastest rate among the majors in India, and that is a story to tell there. So our strategy has been successful.

Female Correspondent

[inaudible] really done it organically, are you at all looking for this financial year any inorganic moves to further the growth?

Mohandas Pai

We keep looking at ways of growing, we keep looking at it and we keep evaluating companies, and we have said very clearly that when companies meet our target, we will possibly do that, that is an on going thing.

Female Correspondent

Okay. Anything at all that you are looking at actively right here.

Mohandas Pai

That is in the pipeline, in the last 5 years, there is a pipeline.

Udayan

Okay, we need to take a break right now. I think Kris can leave us at the end of this segment. Kris thanks very much for joining in. We will come back after this break and carry on our discussion with other members of the Infosys top management team, still a while to go before we wind up for this quarter, after the break.

Welcome back, we are still with the Infosys top brass. We have got Mohan of course with us, and B. G. Srinivas, who is Senior Vice President US, Middle East, and Africa, who joins us with more perspective on what is happening in those markets. In a bit Amitabh Choudhary of Progeon and Bala of course who is the new CFO will also join us. BG morning to you, Mohan was just telling us how much Europe is kicking in, is it opening up that market, are you seeing big deals there?

B. G. Srinivas

I would say, yes, [inaudible] in percentage terms with respect to Infosys revenues we have scaled up significantly. In the last few years we have also made investments in terms of opening up offices, we have built capability, and overall in Europe our strategy has been clearly aligned to the specific companies we operate. You can't take just one market place. Each country has its own merits, it has its own maturity in terms of operating and you need to specifically address the clients in these markets. So what we are doing basically it to try and break [inaudible] process, [inaudible] and have focused teams working on building capability and addressing these markets, starting from business development consulting delivery and the entire supply chain. So this is [inaudible] to create multiple growth chain within Europe. what we have also seen is companies which are going global, European companies which are expanding not just in the US and Asia Pacific region are the companies who are adopting to be very ag gressively [inaudible] and that has helped other companies [inaudible] trying to see how they can actually leverage outsourcing and offshoring in a big way.

Female Correspondent

[inaudible] the dynamics of the market is little different there, [inaudible] Europe market [inaudible] big volume lower price market?

B. G. Srinivas

Yes, again as I said you cannot [inaudible] market, so within Europe again there are different dynamics, if you look at UK it is much more mature and much more mature as compared to the US market. If you look at the [inaudible] it is much more open, Switzerland is opening up. Nordics is opening up. France, Germany continue to be a bit of a challenge, but again see trends with large enterprise looking at outsourcing as a strategic weapon. So while we need to look at different dynamics within Europe it continues to be a challenge in terms of not looking at it as one bit market, and also specific capabilities we need to build, we will have to be very focused. So what we have done as we have adopted the [inaudible] specific to the countries, we have [inaudible] opportunities. So we are doing the best in focusing on the markets and building capability within those markets, and also [inaudible] verticals and tailoring solutions specific to those open market places.

Udayan

Bala, what is assuming in terms of salary cost and personal cost pressures in FY07 while giving us the share guidance?

Balakrishnan

Well, we have assumed in increase in offshore salaries between 14 to 15% for next year, and onsite salary, that is for people outside India we have assumed a 3% increase, and various factors in that, specifically in the first two quarters it will have some impact when the new additions come in. So for the whole year we are assuming the margin to be stable.

Udayan

At around what level?

Balakrishnan

The net margin of around 25.2%.

Udayan

And operating guidance?

Balakrishnan

Operating margin we assume stable because we are not assuming any change in the rupee-dollar rate, we are assuming a flat rate for the whole year, I think at the operating margin level we assume to be stable.

Udayan

At what around 32%, more or less?

Balakrishnan

It is around that.

Female Correspondent

Mohan, you want to add to that given the volume growth are you going to see significantly higher employee addition, and is wage inflation is something that the industry is dealing with right now?

Mohandas Pai

I think this talk about wage inflation has been going on for many years, we have made a study, if you look at our average wage for the whole basket in 1994 and look at it in 2005, we have gone up by 30%. The reason is that we have created a pyramid. The pyramid with an incline in a particular angle. Since we keep having people at a particular ratio, hiring them and training them, we are able to control the wage inflation. And if you look at the wage inflation, at the senior level there is not much of wage inflation, the people [inaudible]

Udayan

[inaudible].

Female Correspondent

[inaudible].

Mohandas Pai

_[inaudible] of course because the complexity of the business, the complexity, because today we are doing much more complex work in many more verticals, many more horizontals, many more geographies, so you see people with the right skill at the right time, and there obviously there is a bigger demand and [inaudible] 18 to 20%. At the entry level it is about inflation based. If you take the whole basket and build a good pyramid and you keep growing at a good pace, you are able to contain the wage pressure. I think the good news is that we are not loosing too many people to the outside world. About 3-4 years ago, about 10 to 15 thousand people used to immigrate, now maybe equal number are coming back. So the whole base is getting enriched. What is happening offshore is, there is a much more demand for people. [inaudible] that going forward companies which have built a large training capabilities, which have faculties in the staff, which can invest in education and training area where the ones who succeed be cause we are going to get a lot of fresh graduates coming in, we have got to train them. We have a lot of middle level people whom we have to train in new technologies, and we have to invest a lot. The key differentiator is going to be investment in human resources for the next 2-3 years.

Female Correspondent

Bala, Mohan was making a point about forex fluctuation [inaudible] margins this time around, how are you hedging yourself for the next 2 quarters?

Balakrishnan

See, our policy is always to hedge for almost 3-6 months. We have taken forward cover as an option, and the market is very volatile. If you have seen the last quarter moved in big way, and this quarter again it appreciated around 2.4%. So going forward we believe that forex market is going to be highly volatile. We have to keep an eye on that, and try to hedge as far as we can in the short term, not in the long term, because long term is very difficult to take a call. We have to manage it on a priority basis on a short term.

Udayan

What do you think will be the biggest challenge for margins in FY07?

Balakrishnan

I think the biggest challenge will be to run a efficient model where we run a tight shift, control the cost and make sure that we have efficiency in terms of utilization, in terms of hiring people, in terms of investment and all that. So we have to run a tight shift and we are doing that.

Udayan

BG, any chance that in FY07 we will see something from Europe of the magnitude of ABN Amro, you said that it is having a bit of a rub off from that market, do you see deals of that magnitude opening up in FY07?

B. G. Srinivas

See, the big large outsourcing deals are happening in the market in Europe, whereas some of the earlier contracts with some of the global majors are coming to close. So we will definitely be participating in some of the few selected strategic deals, but at this point in time I will not be able to tell you that something will happen, but overall I would say that Europe as market place for Infosys will continue to grow at faster pace compared to the rest of the Infosys.

Udayan

If it happens it will be from a large bank again?

B. G. Srinivas

The financial services are definitely the front runners in this, of course there are other sectors we are looking at it, for example in the [inaudible] manufacturing, but financial services will continue to be the [inaudible].

Female Correspondent

Mohan, [inaudible] subsidiaries, [inaudible] Progeon, and how the performance has been for the China operation this time?

Mohandas Pai

Well I think Progeon has done, they have a margin of 24.5%, and our subsidiary in China has made a loss. It has not grown as much as we believed it would. We have 500 people as against 800-1000 people that we thought we will have, but obviously we tried to break even in the fourth quarter it has not broken even. Consulting has met its top line numbers, not the bottom line numbers because the [inaudible] requirement there has been a loss. Australia has performed as per our plan. If you take the entire revenues from all the subsidiaries, we have about 85 million from Progeon, we have an equal amount from Australia, we have about more than 35 million from Consulting, and China has close to about 210 million dollars, and on that we have not earned normal margins of 25.6 or 26%. So the core business of Infosys is very profitable, and we are making overall on the entire business of the subsidiaries not the same kind of margins, but the parent company, the core technology company is making up for the lack of mar gins in the subsidiaries. As and when the subsidiaries turn around, which we expect to happen, for example we could see growth in consulting, and we could see growth in China turning around during the next year or so, Bala will probably talk about that, we should see that adding to the kitty what we have.

Udayan

Are you talking to Citi group for a large order?

Mohandas Pai

We talk to many financial institutions all the time.

Udayan

Mohan, do you find it is not a big challenge as we look forward because, I mean, the number of heads that you have right now, and you are adding every quarter, do you think it is sustainable because some people who look at your company from a long term perspective ask that question that you are consistently growing, adding thousands of people every quarter, to maintain this kind of growth rate in India do you think is possible?

Mohandas Pai

Udayan, I think this is a classic case of integration of India with the global economy. We are sub-scale in India. Our largest companies do not have global scale excepting a couple of them. If you look at the top consulting company in the world in terms of services, they have 230,000 people, the second largest company has about 130,000, the third largest company has about 120,000. The largest offshore company in India possibly has about 60,000, and we have 52,550. Now if you go forward and look forward to US obviously this year we are going to say that, we have said that we will hire 25000 people. So we think that we have the capability, there is enough talent in this country, we can hire people, the whole market .We are attacking an economy of the size of $45 trillion dollars, India is only $800 billion. But our market is an economy of $45 trillion dollars because we are a global player. So if you are a global player, the market is so large you can continue to grow and the size of the largest player is 2 30,000 people tell us very clearly, and the message for us, there is much room for growth. I think we can sustain the growth. India needs to get used to companies growing up in scale, for the growth of scale you got to be outside India like we are. Within the Indian market you can never grow the kind of scale be assured.

Female Correspondent

Same question to you Mohan and Bala, what is the biggest challenge for Infosys in FY07, because you are saying volume looks good, demand is more, and pricing is still maintained the same?

Mohandas Pai

I think the biggest challenge for all companies is to firmly establish themselves globally as players with end-to-end service with a deep domain and technology competence that is a biggest challenge. You have challenges like Bala said to run a tight shift, you have challenges like the rupee going up and down, we have challenges about hiring the kind of people that you need to grow. You have a challenge of training. But these are all challenges [inaudible] in the overall challenge of competing with them and becoming one of the top 5 players in the world, and that means that you have to enrich the domain competency, your technology competency, you have to become the trusted adviser to global corporations, and you have to make sure that you are visible globally. That has been the challenge in the past, but since you have become much bigger, more visible, the challenge becomes that much more bigger and for that you need to globalize much more.

Udayan

Bala, what have you assumed broadly in terms of pricing when you look at this year and given your margin guidance?

Balakrishnan

See, during this quarter we have seen a slight uptick in the prices, we have seen the onsite prices going up by around 0.6%, offshore going up by around 0.3%. Going forward we assume the prices to be stable. We [inaudible] have seen a lot of growth in the business and when we factor in the guidance we have assumed that the pricing will be stable for next year.

Udayan

Mohan, last word with you, I mean, EDS has made an offer for MphasiS BFL, the seventh largest company in the world, do you see MNCs getting more deep into this market given the move that some of larger players are [inaudible] in India?

Mohandas Pai

Yes, I think MNCs have to have a good offshore presence to be globally competitive. We see some of the big ones growing in India, and obviously in the next two or three years we are going to see them growing in India, but we have also seen the onshore players grow. For instances in Infosys in the last 3 years, we have gone up from 15,000 to 52,000 people, and that is normal. We have seen other top 2 or 3 players also growing in a very enormous manner. If we take the top 3 players in India as of March 06, between them they probably have something like about 170000 people, and we are going to hire 25,000 gross this year, and if you assume what the top other two have added in the same year, for this year too, between three of us we could be adding about 50,000 to 60,000 people gross. Look at the scale of things, the scale has changed. MNCs are coming here but its not like people believe they are. They are competition, we have been competing with them for the last 12 years, also the competition has been outsi de. Now they are having a presence in India, and suddenly everybody says that you know it is going to be much more [inaudible] all along, and we have succeeded, we have [inaudible]. If you take the MNCs and you take us, the offshore players have grown the fastest over the last 10 years on a consistent basis. So we have a great model which is globalization of work, the whole software service industry is moving towards one single global market, and we are the heart of it, and if you have competition coming and fighting you you are stronger to compete. That is actually what has happened, and that is exciting for people like us.

Udayan

Another question to you, who speaks the most aggressively among the Infosys top management?

Female Correspondent

A question to you, who is the born optimist?

Udayan

Mohan, thanks very much, wish you luck in your new role. Thanks very much. Bala, wish you luck in your new role. That is the Infosys top management for this quarter. FY07 guidance is out, they sound optimistic, they sound confident, and they have held out a better guidance than what they did last year on a larger base of revenues and profits this year. [inaudible]. Thanks very much for watching Infosys through the day, and in a bit we will also be talking with Mr. N. R. Narayana Murthy about completing 25 years of Infosys, a big milestone for the company,that is coming up in the next few minutes. Thanks very much for watching.